ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI IN U.S.A.: SEC. RULE 12g3-2(b) FILE # 82-2950

SUPPL


06013955

ALTAI RESOURCES INC. UPDATES ITS OIL AND GAS PERMITS IN QUEBEC AND NICKEL AND GOLD PROPERTIES IN PHILIPPINES

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" or the "Company") is pleased to report that Talisman Energy Canada ("Talisman"), which has optioned four oil and gas permits from the Company, has now informed Altai that it will be drilling the test well on Altai's oil and gas Permit No. 2002PG625 of the Sorel-Trois Rivieres property, Quebec, starting on July 1, 2006 or earlier. The well will aim at reaching the Trenton Formation of Ordovician age at an approximate depth of 800 meters. The estimated time for the completion of the well, testing and evaluation of the information from the drilling have not yet been communicated to Altai at this point of time. At the request of Talisman, Altai has granted a time extension for the test well drilling, from the Farmin Agreement scheduled date of May 15, 2006, due to permitting delay.

Closing of the sale of the Sibuyan nickel property in the Philippines has been postponed due to permitting delay. Altai Philippines Mining Corporation, the Company's Philippine affiliate, believes that the permitting will be completed by August 2006.

If and when the sale of the Sibuyan property closes, part of the proceeds will be used for permitting the Bulan and Lahuy gold properties in the Philippines which are held under Mineral Profits Sharing Agreement (MPSA) applications. Bulan is a grass roots property with bulk tonnage gold potential.

Lahuy is a former gold producer (closed in 1941 due to World War II). Various consulting firms to previous owners have estimated underground reserves/resources up to 600,000 tonnes averaging 13 gr/tonne gold. In 1988 Robertson Research, a British consulting firm, has calculated "proven" gossan (near surface) resources of 214,000 tonnes grading 2.46 gr/tonne and potential resources of 5 to 10 million tonnes of gossan resources of unspecified grade. These resources are historical estimates and may not be National Instrument 43-101 compliant.

Upon issuance of the respective MPSA, Altai intends to focus on the gossan resources at Lahuy and on the bulk tonnage gold potential of Bulan.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS, GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and CEO or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.